EXHIBIT 1
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                        AMERICAN ISRAELI PAPER MILLS LTD.
                      DETERMINES DOLLAR AMOUNT OF DIVIDEND

Hadera, Israel, April 14, 2003. As previously announced on April 1, 2003 and April 3, 2003, American Israeli Paper Mills Ltd. (ASE:AIP) declared a cash dividend in the amount of NIS 6.61 per share payable on April 30, 2003 to shareholders of record on April 14, 2003. The exact dollar payout was to be based on the rate of exchange in effect on April 14 record date, and has now been determined to be $1.440 per share.